Exhibit 14

Policies and Procedures	August 10, 2010
EOS Code of Conduct

Table of Contents

1.0. INTRODUCTION	2

1.1 EOS Insists On the Highest Ethical and Professional Standards	2
1.2 The Code of Conduct Applies To All Employees	2
1.3 Review and Understand what the Code and Other Applicable Policies and Procedures mean	2
1.4 EOS’ Response to Violations of Its Policies or Applicable Laws or Regulations	2
1.5 You Are Responsible For Reporting Violations	3
1.6 EOS Will Not Tolerate Obstruction of Justice or Perjury	3

2.0 CONFLICTS OF INTEREST	3
2.1 Avoid and Disclose Conflicts of Interest	3
2.1.1 Employee vs. EOS	4
2.1.2 General Principles Applicable to Managing All Types of Conflicts	4
2.2 Gifts, Entertainment and Favors Must Never Create, or Appear to Create, Conflicts of Interest	4
2.3 Outside Affiliations, Employment or Activities Must Never Create Actual or Apparent Conflicts of Interest	5
2.3.1 You Must Disclose Your Own Material Outside Affiliations	5

3.0 SAFEGUARDING PROPERTY	5

3.1 Do Not Misappropriate Property of EOS or a Customer	5
3.2 Safeguard Confidential Information	6
3.2.1 Be Sensitive to Confidentiality Issues When Dealing with Third Party Vendors, Suppliers, and Outside Consultants (“Outside Parties”)	6
3.3 Do Not Use EOS Property or Facilities for improper or Illegal Activities	7
3.4 Use Technology Resources Appropriately, and with Security Prominently in Mind	7

4.0 INTELLECTUAL PROPERTY	8

4.1 Protect EOS’ Intellectual Property From Unauthorized Use Or Disclosure	8
4.2 Respect the Intellectual Property Rights of Others	8

5.0 BUSINESS PRACTICES	8

5.1 EOS Will Not tolerate Fraud or dishonesty	8

6.0 MONEY LAUNDERING AND OTHER CRIMINAL ACTIVITIES	8

6.1 Comply With all Laws, Regulations, and Policies Designed to Combat Money Laundering and Terrorism	8
6.2 Do Not Engage in Illegal or Improper Activities	9

7.0 DEALING WITH GOVERNMENTAL AND REGULATORY BODIES	10

7.1 Do Not Compromise the Integrity of Government Officials or Candidates	10
7.2 Comply With the U.S. Federal Procurement Act and Similar Laws of Other Jurisdictions	10
7.3 Comply with Tax Laws and Regulations	10
7.4 Comply with Registration and Licensing Requirements	10
7.5 Contact Legal Personnel Immediately Upon Receiving an Inquiry, Subpoena or Other Legal Document From a Regulatory or Governmental Authority	11

8.0 LAWSUITS, ARBITRATIONS, AND CUSTOMER COMPLAINTS	12

8.1 Contact Legal Personnel Immediately Upon Learning of an Actual or Potential Lawsuit, Arbitration, or Customer Complaint	12

Policies and Procedures
1.0. Introduction
1.1 EOS Insists On the Highest Ethical and Professional Standards.
As an EOS officer or employee (defined herein collectively and used interchangeably, “officer” or “employee”), you are expected to adhere to all applicable laws, rules and regulations and this Code of Conduct (the “Code”). Bear in mind that the Code is a principles-based documents that does not — and cannot — anticipate every possible situation. This means that you must adhere, not simply to the letter of the Code and other policies and procedures, but also to the spirit that underlies them.
The Code is intended to convey important information to all employees. However, it does not create any new standards under the law, nor does it create a contract or employment rights, or make any promises or guarantees.
This Code is dated August 10, 2010, and will be periodically updated in the future as necessitated by business development.
1.2 The Code of Conduct Applies To All Employees.
The Code applies to all employees of EOS (“EOS”).
1.3 Review and Understand what the Code and Other Applicable Policies and Procedures mean.
As an EOS employee, you are responsible for reading the Code, as well as other applicable policies and procedures, and making sure that you understand them. This means you have to think about what you have read, think about how it applies to you, and seek guidance from knowledgeable colleagues and advisers when you do not understand what a principle, policy, or procedure means, or how it applies in a given situation.
1.4 EOS’ Response to Violations of Its Policies or Applicable Laws or Regulations.
EOS treats violations of this Code, applicable Aurora Bank policies, procedures, laws or regulations, as very serious matters. If EOS reasonably believes that you have violated laws, regulations, or internal policies, you could be placed on administrative leave pending investigation. Should it be determined that you failed to observe applicable policies, procedures, laws, or regulations, or to cooperate with EOS in investigating and addressing any violations, you may be subject to suspension, termination of employment, and/or other disciplinary actions. Moreover, EOS may report violations of laws or regulations to appropriate regulatory or law enforcement agencies.

Policies and Procedures
In addition to measures taken by EOS, you may be subject to disciplinary or legal action by regulatory authorities or others allegedly aggrieved by your conduct.
1.5 You Are Responsible For Reporting Violations.
As an EOS officer or employee, you are required to inform appropriate EOS personnel whenever you have reason to suspect that there has been, or will be, a violation of applicable law, regulation, or EOS policies or procedures. This is true whether you believe that you yourself may have committed a violation, or that someone else has done so — for example, another employee, a client, a third party vendor, or a counterparty. Unless otherwise stated, you are to report suspected violations to EOS’ Audit Committee.
You do not have to be absolutely certain that a violation has occurred or is about to occur, or that you know who is involved, before you should report it. You should report suspected violations if you have a reasonable suspicion or a concern. It is essential that EOS learn of possible violations promptly, so that it may investigate them, stop (or even avoid) them, and take steps to avoid them in the future. If you fail to report known violations, as described above, EOS may find that you, too, are guilty of violating the Code.
1.6 EOS Will Not Tolerate Obstruction of Justice or Perjury.
EOS is committed to dealing with government and regulatory organizations in an honest and forthright manner. Employees are not permitted to obstruct, delay or prevent any person from communicating with any criminal investigator regarding a criminal violation. Similarly, no employee may interfere with a regulatory investigation. Anyone found to have withheld or destroyed requested information or records, or to have knowingly made a material misstatement to a government or regulatory agent, or in any legal or regulatory proceeding, will face severe consequences including, but not limited to, termination of employment and possible notification to appropriate authorities.
2.0 Conflicts of Interest
2.1 Avoid and Disclose Conflicts of Interest.
A “conflict of interest” may occur any time an employee is in a position to provide information, direct business, or make other business decisions affecting a third party which may benefit the third party and also benefit the employee. Conflicts of interest may occur in the normal course of doing your job, and they may not always harm EOS. However, they must be recognized and handled appropriately. Improper handling of conflicts of interest can damage both your reputation and EOS’ reputation. In some cases they can also result in litigation and/or disciplinary action.

Policies and Procedures
2.1.1 Employee vs. EOS
You must avoid, to the extent reasonably possible, any conduct that may create a conflict between your personal interests and those of EOS. For example, you may never take on employment or even non-profit work which would place you in competition with, or adverse to, EOS. If a conflict cannot be avoided, or if you are not clear about whether a conflict exists, you should consult with the General Counsel of Aurora Bank or other appropriate legal personnel, as applicable.
2.1.2 General Principles Applicable to Managing All Types of Conflicts
Where a conflict of interest is inherent or unavoidable, a transaction or relationship may proceed only if:
•	Applicable regulations permit, or do not prohibit it;

•	All appropriate parties within EOS are informed of the conflict;

•	Applicable legal or compliance personnel have approved the transaction or relationship;

•	Sound business judgment indicates that the transaction or relationship should proceed;

•	The conflict is mitigated to the extent reasonably possible and in accordance with any conditions set by management or the legal or compliance personnel.

•	The conflict is disclosed to the client or other affected party.
2.2 Gifts, Entertainment and Favors Must Never Create, or Appear to Create, Conflicts of Interest.
All EOS employees, wherever located, are prohibited from providing or accepting business gifts or entertainment that might result in the appearance of a conflict of interest.
Accepting gifts or entertainment from clients, prospective customers, employees or agents of customers, outside vendors, suppliers, consultants, and other persons or entities with whom EOS does business may create actual or apparent conflicts of interest. EOS does not prohibit you from accepting all business-related gifts or entertainment. However you may not accept any gift or entertainment that is significant in value, or that might appear to impair, your ethics, loyalty to EOS, or ability to exercise sound judgment. You may not solicit gifts or entertainment. In no instance is it acceptable for a EOS employee to accept a gift or compensation of any kind or in any amount for performing his or her duties as an employee of EOS, or for awarding business to a third party. Accepting a gift or compensation from anyone (including other employees) in exchange for performing one’s duties will result in disciplinary action, up to and including termination of employment. For example, you may not accept a gift of any type which is given as the result of sending business to a particular service provider, or for approving or closing a transaction.
EOS employees who have relationships with vendors or prospective vendors may accept a dinner, lunch or other entertainment/event invitation from vendor or prospective vendor, so long as vendor personnel will be present, there will be the opportunity to discuss business, and the overall cost of the entertainment is reasonable. Such entertainment may not under any circumstances be the basis for favorable treatment for the vendor. Further, employees should exercise good judgment when accepting vendor invitations to ensure that they do not create even the appearance of any impropriety.

Policies and Procedures
2.3 Outside Affiliations, Employment or Activities Must Never Create Actual or Apparent Conflicts of Interest.
Certain types of outside affiliations or other activities may pose a conflict of interest or regulatory concern to EOS. Therefore, EOS prohibits certain activities, and requires you to disclose your outside activities to EOS in writing so that responsible personnel may assess the compatibility of the outside affiliation or activity with your role at EOS.
2.3.1 You Must Disclose Your Own Material Outside Affiliations.
You must disclose material outside affiliations to EOS in writing. “Outside affiliations” includes organizations in which you serve as an employee, director, officer, partner or trustee of a public or private organization or company other than EOS (paid or unpaid), including joint ventures, portfolio investment companies, non-profit, charitable, civic or educational organizations. These relationships may or may not be related to your employment with EOS.
Generally speaking, you do not have to disclose affiliations which involve little or no personal responsibility or exposure on your part and have minimal potential for adversely affecting EOS’ image or creating conflicts of interest. For example, rank-and-file membership in a professional organization need not be disclosed. However, you would have to report serving on the board of such an organization.
You should also disclose affiliations of any family members whose affiliation with a company or organization may result in a conflict of interest between you and EOS or you and a client of EOS. For example, if your family member takes a position where they will benefit from decisions made by you regarding service contracts with EOS, that relationship should be disclosed.
If an outside affiliation or activity is approved, EOS expects that you will bring the same standards of excellence to these affiliations as you bring to your performance in your role with EOS, with neither unduly interfering with the other. EOS reserves the right to impose conditions upon its approval of outside activities. You must adhere to any such conditions.
3.0 Safeguarding Property
3.1 Do Not Misappropriate Property of EOS or a Customer.
EOS must be able to trust its employees implicitly. Hence, there can be absolutely no tolerance for employees taking, using, stealing, borrowing, commingling, or misappropriating the property of EOS or any Customer for your own use or the use of another.

Policies and Procedures
You are not permitted to remove, sell, convey or dispose of any record, voucher, money or thing of value belonging to EOS without EOS’ consent. Moreover, you may not destroy EOS property without permission.
3.2 Safeguard Confidential Information.
During the course of your employment, you may acquire, contribute, develop or otherwise become aware of confidential information regarding EOS or information received by EOS in confidence from others. This would include information relating to EOS’ customers and employees, trade practices, systems, marketing or strategic plans, fees and revenues. It would also encompass information regarding EOS’ or its customers’ knowledge base or operations, including, without limitation, business processes, methods, compositions, improvements, inventions and discoveries. You must treat such information as confidential, regardless of the form in which it is maintained or stored, and you may not use or disclose it except as required in the performance of your duties for EOS.
Any employee who possesses or has access to confidential information, including, without limitation, sensitive customer information (for example, name, address, social security number, driver’s license number, financial account number) has an important responsibility to keep that information confidential within EOS. You may divulge confidential information internally only on a “need to know” basis. Furthermore, you may not discuss confidential information with family, relatives, or business or social acquaintances.
No correspondence or literature designated “For Internal Use Only” or any inter-office memoranda, wires, e-mail messages or other communications may be given or shown to any individual not associated with EOS. Information available through any of EOS’ information delivery systems (such as sensitive customer information, customer account information etc.) for use by employees in the conduct of EOS’ business may not be shown or distributed to any individual not associated with EOS or its parent Aurora Bank without the prior written consent of the employee’s manager.
You must never use EOS’ proprietary information for your own or any other person’s financial benefit.
You must also be careful about disclosing information concerning colleagues. If you receive a request for employee information from an unknown person, do not disclose any information.
Upon separation from EOS, you must return to appropriate EOS personnel all documents, recordings and other tangible records that contain EOS’ confidential information. If you have any confidential information maintained in electronic format outside of EOS systems or off EOS premises you must notify the appropriate legal or compliance personnel.
3.2.1 Be Sensitive to Confidentiality Issues When Dealing with Third Party Vendors, Suppliers, and Outside Consultants (“Outside Parties”).
The “need to know” principle dictates that you should provide outside parties with only the information they need to perform their responsibilities to EOS.

Policies and Procedures
Both employees and outside parties are required to preserve the confidentiality of information regarding EOS’ customers, trade practices, systems, marketing or strategic plans, fees and revenues, and other knowledge that they may acquire during the course of their employment or relationship with EOS.
Likewise, you must protect confidential and proprietary information provided to EOS and you by outside parties, and you must ensure that such confidential and proprietary information is used within the limitations established. Employees and suppliers must protect the confidential and proprietary information of outside parties or other third parties to ensure that no contractual agreements are violated, or that the confidential or proprietary information is used without the permission of the owner or licensor of the confidential or proprietary information.
3.3 Do Not Use EOS Property or Facilities for improper or Illegal Activities.
EOS property or facilities may never be used for any improper or illegal purpose, whether it is intended to benefit EOS, an employee or someone else. Participation in unlawful activities or possession of illegal items or substances by an employee, whether or not on EOS property, and whether or not on EOS business, may result in termination of your employment.
3.4 Use Technology Resources Appropriately, and with Security Prominently in Mind.
EOS’ technology resources are vitally important EOS assets. Technology resources include, but are not limited to, processing hardware (mainframe, personal computers, handhelds), software networks and networking applications (phone systems, voicemail, electronic mail), and associated documentation (policies, procedures, users’ manuals).
EOS expects all employees utilizing its technology resources to observe the highest standard of professionalism at all times and to comply with the following:
➢	Respect and maintain the integrity and security of all EOS computer and communication systems;

➢	Utilize those systems predominantly for the furtherance of EOS business with only limited personal use, and

➢	Respect the values of EOS, and each individual within it, by creating and sending only appropriate messages.
All employees must comply with the restrictions pertaining to the use of computer software. In addition, EOS prohibits employees from taping telephone lines except in strict compliance with local laws.

Policies and Procedures
4.0 Intellectual Property
4.1 Protect EOS’ Intellectual Property From Unauthorized Use Or Disclosure.
EOS’ intellectual property, whether owned by EOS or licensed from others, is a valuable asset which you must protect from unauthorized use or disclosure. You are required to protect and preserve EOS’ intellectual property, including its trademarks and service marks, copyrights, trade secrets and patents.
4.2 Respect the Intellectual Property Rights of Others.
EOS and its employees must not use intellectual property, including content, that EOS does not own, without proper permission. After EOS acquires permission to use third-party intellectual property, you may use it only in accordance with the rights expressly granted to EOS. Violation of third-party intellectual property rights can subject you and EOS to extensive litigation expenses, civil damages, reputation harm and in some cases, criminal liability.
5.0 Business Practices
5.1 EOS Will Not tolerate Fraud or dishonesty.
EOS is in a business of trust, a business where integrity and ethical behavior are non-negotiable. EOS expects its employees to carry out their job responsibilities fairly, ethically and in a manner that fully complies with all applicable laws and regulations. To that end, no individual should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, intentional dissemination of information that they know or should reasonably know is false or misleading, or any other intentional unfair dealing or practice.
6.0 Money Laundering and Other Criminal Activities.
6.1 Comply With all Laws, Regulations, and Policies Designed to Combat Money Laundering and Terrorism.
Money laundering is the process by which individuals attempt to conceal the true origin and ownership of the proceeds of illegal activities. If undertaken successfully, it enables an individual or entity to maintain control over those proceeds and ultimately integrate the funds back into the financial system. Participation in any money laundering activity is a crime.
Terrorist financing, as the name implies, refers to the use of assets to fund terrorist activities. The funds are not necessarily derived from criminal activities, but they are intended for use in crimes related to terrorism.

Policies and Procedures
To reasonably ensure compliance with all applicable money laundering prevention laws and regulations, and to protect EOS and all employees from inadvertent involvement in money laundering or related illegal activities, Aurora Bank’s Money Laundering Prevention Program (“MLP Program”) applies to all employees of EOS, regardless of their geographical location. It is every employee’s responsibility to know and comply with these procedures.
6.2 Do Not Engage in Illegal or Improper Activities.
You must protect EOS — and yourself — from becoming involved with illegal activities. In the course of your duties you may see evidence that a customer has committed fraud, or is attempting to falsify loan documents, for example. A customer may actually ask you to help him or her to engage in improper activities, such as providing inflated income numbers in order to qualify for a larger loan amount that the applicant otherwise would. These are just a few examples of illegal or improper activity that you may encounter.
If you suspect that a customer may be engaged in such activity, or if a customer asks you to do something illegal or improper, you must report it to your manager. Failure to do so may subject you and EOS to severe penalties, legal liability, and reputational harm.
Other suspected violations of law or regulation should be reported to legal or compliance personnel directly.
Procedures for Reporting Policy Violations
Employees or job applicants are encouraged to report violations of this policy. Employees should report violations to their immediate supervisor. Retaliation against employees or applicants who report violations is strictly prohibited. In addition, employees and applicants are protected from coercion, intimidation, interference or discrimination as a result of reporting violations or assisting in investigations.
Investigations into alleged violations of this policy will be handled as discreetly as practicable and appropriate corrective action will be taken whenever violations are determined to have occurred. Depending upon the nature of the violation, any individuals found to have violated this policy are subject to disciplinary action, up to and including termination. Anyone interfering with, or providing information that the individual knows to be inaccurate during an investigation may be subject to disciplinary action, up to and including termination.

Policies and Procedures
7.0 Dealing with Governmental and Regulatory Bodies
7.1 Do Not Compromise the Integrity of Government Officials or Candidates.
All employees, wherever located, are prohibited from offering, promising or paying, directly or indirectly, money or anything of value to government officials, political parties, party officials or political candidates for the purpose of obtaining or retaining business for EOS.
7.2 Comply With the U.S. Federal Procurement Act and Similar Laws of Other Jurisdictions.
You are strictly prohibited from knowingly executing or attempting to execute any scheme or artifice with the intent to defraud the United States or obtain money or property by means of false or fraudulent pretenses, representations or promises in any procurement of property or services as a prime contractor with the United States or as a subcontractor or supplier on a contract in which there is a prime contract with the United States. You must also comply with similar laws of other jurisdictions to which you or your activities are subject.
7.3 Comply with Tax Laws and Regulations.
EOS requires you to comply with all applicable tax laws and regulations, whether acting on your own behalf or that of EOS. You may not:
•	make false statements to local tax authorities regarding any matter,

•	file fraudulent returns, statements, lists or other documents,

•	conceal property or withhold records from local tax authorities,

•	willfully fail to file tax returns, keep required records or supply information to local tax authorities, or

•	willfully fail to collect, account for or pay a tax.
Moreover, you may not solicit customers on the basis of, or participate in, activity designed to violate tax laws or regulations. Consult the appropriate legal or compliance personnel for guidance on the tax laws and regulations that apply to your activities.
7.4 Comply with Registration and Licensing Requirements.
EOS is committed to complying with all applicable laws and regulations pertaining to the registration and licensing of personnel. You must obtain and maintain all registrations and licenses required for the types of business in which you engage, the duties you perform, and the jurisdictions in which you work. Non-licensed personnel may perform only functions that do not require licensing or registration.

Policies and Procedures
If you are a licensed person, you are responsible for keeping your personal licenses and registrations current at all times, in addition to any other filings applicable to your duties. Notify the appropriate compliance personnel immediately if a reportable event occurs.
7.5 Contact Legal Personnel Immediately Upon Receiving an Inquiry, Subpoena or Other Legal Document From a Regulatory or Governmental Authority.
As a general rule, you should refer the following to the appropriate legal personnel immediately, and before making any response:
•	written and telephone inquiries from regulatory entities or governmental authorities;

•	information requests, whether made in person or otherwise, by a representative of a regulatory or governmental body;

•	subpoenas, warrants, or similar orders issued by regulatory entities or governmental authorities; and

•	legal documents pertaining to an investigation, disciplinary proceeding, criminal case, administrative proceeding, or similar matter.
If you receive any of the types of documents listed above you should immediately forward the original document, together with the envelope in which it was delivered, to the appropriate legal personnel. Anyone receiving a telephone request should obtain the name, telephone number and affiliation of the caller, and refer the caller to the appropriate legal personnel.
Do not notify anyone outside of EOS — including a customer whose records have been subpoenaed — about any governmental or regulatory subpoenas or similar legal process unless the applicable legal personnel has authorized you to do so. If you receive an inquiry about such a matter from someone outside EOS, you should politely state that you are not permitted to discuss such matters. Immediately thereafter you should notify the appropriate legal personnel about the inquiry.
If you receive a visit from a representative of a regulatory entity or federal or state authority you should politely request the representative’s name, affiliation, purpose of the visit and identification card or badge, then ask the representative to wait in a location away from business activities (an empty conference room, for example) while you immediately notify the appropriate legal personnel. Similarly, you are not normally permitted to contact any regulatory entity or any governmental authority on behalf of EOS without prior approval of the appropriate legal personnel.

Policies and Procedures
For those employees outside of the legal or compliance departments who deal with regulatory entities and governmental authorities on a routine basis as part of their job function, referral to the legal or compliance department is appropriate where an inquiry or contact is out of the ordinary course of business or involves a potential legal or disciplinary action of any kind.
8.0 Lawsuits, Arbitrations, and Customer Complaints
8.1 Contact Legal Personnel Immediately Upon Learning of an Actual or Potential Lawsuit, Arbitration, or Customer Complaint.
Employees of EOS are not authorized to accept service of any legal process addressed to EOS. All service must be made through EOS’ registered office (in Massachusetts).
You should not contact a complainant or his/ her legal representative without first speaking with legal or compliance personnel. In addition, bear in mind that a person who is the subject of a customer complaint may not settle the matter without the knowledge and consent of the legal or compliance personnel.
As is the case with inquiries from governmental or regulatory authorities, all inquiries or documents received from any attorney or legal representative not affiliated with EOS must be directed immediately to the appropriate legal or compliance contact.